                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                         Cablevision Systems Corporation
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   12686C-10-9
                                 (CUSIP Number)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  12686C-10-9                                  13G


1.       Names of Reporting Persons                John MacPherson, individually
         or I.R.S. Identifica-                       and as Trustee for the
         tion Nos. of Above Persons                  Trusts listed in Exhibit A
                                                   SS:  ###-##-####
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                 (a)
         if a Member of a Group                    (b)
--------------------------------------------------------------------------------

3.       S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of                   U.S.A.
         Organization
--------------------------------------------------------------------------------

Number of Shares                          (5) Sole Voting Power
Beneficially                                                          1,931,074
Owned by Each Reporting                   --------------------------------------
Person With                               (6) Shared Voting Power
                                                                              0
                                          --------------------------------------

                                          (7) Sole Dispositive Power
                                                                      1,931,074
                                          --------------------------------------
                                          (8) Shared Dispositive
                                                     Power                    0
                                          --------------------------------------
9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person                                1,931,074
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares
--------------------------------------------------------------------------------

11.      Percent of Class Represented
         by Amount in Row 9                                                12.2%
--------------------------------------------------------------------------------

12.      Type of Reporting Person
                                                                              IN
--------------------------------------------------------------------------------

CUSIP No.  12686C-10-9                                  13G


              CONTINUATION PAGES OF AMENDMENT NO. 4 TO SCHEDULE 13G
                                    FILED BY
                  JOHN MACPHERSON, INDIVIDUALLY AND AS TRUSTEE

Item 1(a)         Name of Issuer:

                  Cablevision Systems Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  One Media Crossways
                  Woodbury, New York 11797

Item 2(a)         Name of Person Filing:

                  John MacPherson, individually and as Trustee for the Trusts listed on Exhibit A.

Item 2(b)         Address of Principal Business Office:

                  c/o Cablevision Systems Corporation
                  One Media Crossways
                  Woodbury, New York  11797

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock

Item 2(e)         CUSIP Number:

                  12686C-10-9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable.

CUSIP No.  12686C-10-9                                  13G


Item 4.           Ownership

                  (a)      Amount Beneficially Owned

                            1,931,074 (as of December 31, 1997)

                  (b)      Percent of Class:

                           12.2% (as of December 31, 1997)

                  (c)      Number of shares as to which such person has:

                           (i)     sole power to vote or to direct the vote:
                                   1,931,074

                           (ii)    shared power to vote or to direct the vote:
                                   0

                           (iii) sole power to dispose or to direct the disposition of: 1,931,074

                           (iv) shared power to dispose or to direct the dis-position of: 0

                  On June 6, 1997, Cablevision Systems Corporation, a Delaware corporation ("Issuer"), entered into a Contribution and Merger Agreement (as amended and restated, the "Contribution and Merger Agreement"), with TCI Communications, Inc., a Delaware corporation and the principal cable television subsidiary of Tele-Communications, Inc. ("TCI Communications"), CSC Parent Corporation, a Delaware corporation wholly-owned by Issuer ("Parent"), and CSC Merger Corporation, a Delaware corporation wholly-owned by Parent ("Merger Sub"). The Contribution and Merger Agreement provides for the merger of Merger Sub with and into Issuer, with Issuer as the surviving corporation, and the conversion in the merger of outstanding shares of Issuer's common stock into like shares of common stock of Parent and for the contribution by or on behalf of TCI Communications of corporations (the "Contributed Entities") owning, or assets constituting, specified cable television systems in exchange for shares of Class A Common Stock of Parent. Issuer's Series I Preferred Shares will become convertible into Series A Common Stock of Parent. Following the closing (the "Closing") of the transactions contemplated by the Contribution and Merger Agreement, Parent

CUSIP No.  12686C-10-9                                  13G


will be renamed Cablevision Systems Corporation. As a result of the transactions contemplated by the Contribution and Merger Agreement, existing common shareholders of Issuer will become common shareholders of Parent, which will be a new publicly traded company that will own Issuer and, separately, the Contributed Entities.

                  Shareholders of Issuer having a majority of Issuer's voting power have agreed with TCI Communications in a voting agreement (the "Voting Agreement") that they will vote to approve the adoption of the Contribution and Merger Agreement and the issuance of Parent shares to TCI Communications and against any matter that would compete with or interfere with such adoption and issuance. The parties to the Voting Agreement are: Parent, Tele-Communications, Inc., Issuer, Charles F. Dolan, Charles F. Dolan 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.

                  The Contribution and Merger Agreement provides that at the Closing, Parent, Tele-Communications, Inc., a Delaware corporation and owner of TCI Communications ("TCI"), and certain holders of Parent's Class B Common Stock (the "Class B Stockholders") will enter into a Stockholders Agreement (the "Stockholders Agreement") providing, among other things for: (i) limitations on TCI's ability to purchase and sell Class A Common Stock, (ii) consultation rights between Parent, TCI and the Class B Stockholders regarding sales of Parent or significant Parent assets, sales of Class A Common Stock owned by TCI and sales of Class B Common Stock owned by the Class B Stockholders, (iii) TCI's right to designate two Class B directors, (iv) the right of TCI director designees to membership on a Parent Board committee to approve certain transactions with Class B Stockholders and their family members that will give such designees a veto over such transactions, and (v) TCI's agreement to vote in proportion with the public Parent Class A stockholders for the election of the 25% of Parent directors which the Parent Class A Common Stock is entitled to elect. The Class B Stockholders are: Charles F. Dolan, CFD 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC

CUSIP No.  12686C-10-9                                  13G


Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  See Exhibit A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable because the statement is filed pursuant to Rule 13d-1(c).

CUSIP No.  12686C-10-9                                  13G


SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February  12, 1998



                           Signature:  /s/ John MacPherson
                                       By William A. Frewin, Jr., as
                                       attorney-in-fact
                                       ---------------------------------

                           Name/Title: John MacPherson, individually and as
                                       Trustee of each of the following Trusts:
                                              CFD Trust No.  1
                                              CFD Trust No.  2
                                              CFD Trust No.  3
                                              CFD Trust No.  4
                                              CFD Trust No.  5
                                              CFD Trust No.  6
                                              CFD Trust No. 10

                                       By William A. Frewin, Jr., as
                                       attorney-in-fact